SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 0-22874

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JDS UNIPHASE CORPORATION

430 N. McCarthy Blvd.

Milpitas, CA 95035

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Note – Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

JDS Uniphase Corporation

Employee 401(k) Retirement Plan

We have audited the financial statements of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) as of December 31, 2006 and 2005, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 20, 2007

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets:
Investments, at fair value	$333,153,935	$226,230,414
Participant loans	3,472,438	3,467,604

Assets held for investment purposes	336,626,373	229,698,018

Cash in transit	—	94,286,977
Employer’s contribution receivable	—	46,169
Participants’ contributions receivable	—	131,920

Net assets available for benefits, at fair value	336,626,373	324,163,084
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	446,785	331,688

Net assets available for benefits, at contract value	$337,073,158	$324,494,772

See notes to financial statements.

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2006	2005
Additions to net assets attributed to:
Investment income:
Dividends and interest	$15,798,609	$7,181,289
Net realized and unrealized gains in fair value of investments	21,718,332	5,282,845

	37,516,941	12,464,134

Contributions:
Participants’	19,300,376	11,378,356
Employer’s	6,918,267	1,504,249

	26,218,643	12,882,605

Total additions	63,735,584	25,346,739

Deductions from net assets attributed to:
Withdrawals and distributions	55,293,456	27,449,970
Administrative expenses	10,325	7,364

Total deductions	55,303,781	27,457,334

Net increase (decrease) prior to transfers	8,431,803	(2,110,595)
Transfers of assets to the Plan	4,146,583	124,362,623

Net increase in net assets	12,578,386	122,252,028
Net assets available for benefits:
Beginning of year	324,494,772	202,242,744

End of year	$337,073,158	$324,494,772

See notes to financial statements.

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1—THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General—The following description of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1986 by JDS Uniphase Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the provisions of ERISA, as amended.

The Plan was amended effective September 30, 2003 to (a) eliminate qualifying employer securities as an investment option, and (b) require divestiture of existing investments in qualifying employer securities by September 30, 2006.

Eligibility—Under the terms of the Plan, all regular US employees age 18 or older are eligible to participate in the Plan on their date of hire.

Administration—The Company has delegated to the Company’s Benefits Committee (the Committee) the responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. The Company is the named fiduciary and administrator of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price Trust Company (T. Rowe Price Trust) to provide administrative and record-keeping services with respect to the Plan. Substantially all Plan administrative expenses are paid by the Company.

Trustee—T. Rowe Price Trust is the Plan’s trustee.

Use of estimates and basis of accounting – The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), which is effective for financial statements for annual periods ending after December 15, 2006, applied retroactively for all periods presented, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments—Investments of the Plan are held by T. Rowe Price Trust and invested based solely upon instructions received from participants. Plan investments in mutual funds, equity securities and participant loans are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Participant loans are valued at cost, which approximates fair value.

The Stable Value Fund is a collective trust fund principally invested in a diversified portfolio of guaranteed investment contracts (GICs). Participation units in the collective trust fund are stated at their quoted redemption value on the last business day of the Plan year as reported by T. Rowe Price Trust. This fund is fully benefit responsive and has been reported in the financial statements at fair value.

The Plan was amended effective September 30, 2003 to no longer allow future investments in Company common stock. Investments previously held in Company common stock were divested and reinvested in other funds as of September 30, 2006 at the direction of the individual participants, or, if no direction was received, by the Plan administrator.

Income taxes—The Company adopted a prototype plan that has received an opinion letter from the Internal Revenue Service (IRS). The Plan has been amended since it received a favorable determination letter from the IRS dated October 18, 2004. The Company believes that the Plan continues to operate in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties—Investment securities are exposed to various risks, such as interest rate movements, market fluctuations and credit risk. It is reasonably possible that changes in market values, interest rates or other factors in the near term will materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. The mutual funds offered under the Plan generally mitigate these risks through diversification, plan participants may also select among the various investment vehicle offered under the Plan.

NOTE 2—PARTICIPATION AND BENEFITS

Participant contributions—Participants may contribute up to 50% of their eligible annual compensation on a pre-tax-basis, provided the amounts do not exceed the annual IRS limit. Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives.

Participants are permitted to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s directives and the Plan’s provisions.

Employer contributions—Effective January 1, 2006, the Plan provides for employer matching contributions to all participants who make elective contributions in an amount equal to 100% of employee elective deferrals for each pay period up to 3% of employee compensation, plus 50% of employee elective deferrals for each pay period on the next 2% of employee compensation. Highly Compensated Employees (“HCE”) will have total mandatory matching contributions for the entire Plan Year limited to 4% of the indexed amount that defines a HCE for the contribution period. As a result of this limitation, the maximum employer matching contribution for 2006 was $3,800. In 2005, the Plan provided for employer matching contributions to all participants who made elective contributions in an amount equal to 25% of the employee’s elective contribution for the first 6% of eligible compensation contributed, up to a maximum of $1,500 per year.

Vesting—Participants are immediately 100% vested in their entire account balance.

Participant accounts—Separate accounts are maintained for each participant. The account balances are generally adjusted (a) biweekly or semi-monthly for participant contributions, and (b) daily for the gains or losses on the Plan’s investments based on the change in the net asset values of the investments. Allocation of the Company’s contribution is based upon the participant’s directives with respect to participant contributions, as defined in the Plan.

Payment of benefits—Participants are eligible for payment of benefits upon termination of service. Upon termination of service, participants or their beneficiaries may elect (a) to leave their account balance in the Plan, (b) to receive their total account balance in a lump sum amount equal to the value of the participant’s interest in their account, or (c) to receive periodic installments. Spousal consent may be required based on the value of the account balance or type of distribution. Distributions are paid in cash, except for distributions of common stock, which could have been made in cash or shares of Company common stock at the election of the participant. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Loans to participants—Participants may borrow not less than $500 and up to the lesser of $50,000 or 50% of their account balance. Loans are secured by the participant’s account balance. Loans bear an interest rate established at the time of the loan at the prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of loans are established by the Committee. Outstanding loans at December 31, 2006 carried interest rates ranging from 5% to 11.5% per annum.

NOTE 3—TRANSFER OF PLAN ASSETS

The Company acquired Test-Um Inc. in May 2006. On June 21, 2006, the Company agreed to merge the Test-Um 401 (k) Profit Sharing Plan (the Test-Um Plan) into the Plan as of July 1, 2006, or as soon thereafter as reasonably practicable. In September 2006, $0.5 million was transferred into the Plan. As of December 31, 2006, $0.1 million related to the profit sharing portion of the Test-Um Plan had not been transferred.

In conjunction with the acquisition of Agility Communications, Inc. by the Company in November 2005, the Company merged the Agility 401(k) Savings Plan (the Agility Plan) into the Plan in April 2006. The merger increased Plan assets by approximately $3.6 million.

In conjunction with the acquisition of Acterna, Inc. by the Company in August 2005, the Company merged the Acterna, Inc 401(k) Savings Plan (the Acterna Plan) into the Plan in December 2005. The merger increased Plan assets by approximately $118.9 million. Of this amount, approximately $94.3 million was cash in transit from the Acterna Plan at December 31, 2005 that was invested in funds offered by the Plan on January 3, 2006.

In conjunction with acquisition made by the Company, assets of the Lightwave Electronics Corporation 401(k) Profit Sharing Plan totaling approximately $5.3 million were transferred to the Plan in July 2005 and assets of the Advanced Digital Optics, Inc. 401 (k) Profit Sharing Plan totaling approximately $0.2 million were transferred to the Plan in January 2005.

The activity in the statements of changes in net assets of the Plan reflects the activity in these plans only from the dates of the mergers.

NOTE 4—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$337,073,158	$324,494,772
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	446,785	—

Net assets available for benefits per the Form 5500	$336,626,373	$324,494,772

NOTE 5—INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2006	2005
T. Rowe Price Trust :
Stable Value Fund	$52,116,898	$39,417,347
Equity Income Fund	30,731,578	11,902,694
Equity Index 500 Fund	34,695,602	15,951,495
Growth Stock Fund	38,989,228	17,500,432
Mid Cap Growth Fund	38,623,700	36,650,749
Fidelity Diversified International Fund	40,894,274	16,382,385
New York Life Anchor Contract	—	18,278,828
Other funds with assets less than 5% of net assets	100,575,093	73,614,088

Assets held for investment purposes	$336,626,373	$229,698,018

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2006	2005
Mutual funds	$21,696,277	$7,608,797
Common stock	22,055	(2,325,952)

	$21,718,332	$5,282,845

NOTE 6—RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by T. Rowe Price Trust, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may no longer elect to invest a portion of their accounts in the common stock of the Company, and such investments were redirected to other investments as of September 30, 2006. Aggregate investment in JDS Uniphase Corporation common stock was as follows at December 31, 2005:

	Number of shares	Fair value
2005	301,177	$5,686,214

The number of shares reflects the 1-for-8 reverse stock split effected by the Company on October 16, 2006.

NOTE 7—PLAN TERMINATION OR MODIFICATION

Although the Company has not expressed any intent to do so, the Plan permits the Company to amend and/or terminate the Plan at any time for any reason. The Board of Directors of the Company has delegated to the Committee the authority to amend the Plan where such amendments do not significantly change the design of the Plan, or where such amendments are designed to bring the Plan into compliance with applicable laws. No amendment of the Plan may reduce the benefit of any participant which accrued under the Plan prior to the date when such amendment is adopted.

NOTE 8—LITIGATION

A consolidated action entitled In re JDS Uniphase Corporation ERISA Litigation, Case No. C-03-4743 WWS (MEJ), is pending in the District Court for the Northern District of California against the Company, certain of its former and current officers and directors, and certain other current and former Company employees on behalf of a purported class of participants in the 401(k) Plans of the Company and Optical Coating Laboratory, Inc. and the Plans themselves.

Plaintiffs filed a second amended complaint on June 30, 2006. The complaint alleges that defendants violated the Employee Retirement Income Security Act by breaching their fiduciary duties to the Plans and the Plans’ participants. The amended complaint alleges a purported class period from February 4, 2000, to the present and seeks an unspecified amount of damages, restitution, a constructive trust and other equitable remedies. Defendants answered the complaint on July 6, 2006, and the Company asserted counterclaims for breach of contract. The Court dismissed those counterclaims on September 11, 2006. On December 15, 2006, defendants moved for summary judgment on the ground that the named plaintiffs lacked standing. On the same day, plaintiffs moved for class certification. On April 24, 2007, the Court denied defendants’ motion for summary judgment as to plaintiff Douglas Pettit, deferred ruling on the motion for summary judgment as to plaintiff Eric Carey, and deferred ruling on plaintiffs’ motion for class certification. Both sides have taken discovery. Trial is set to begin on May 12, 2008.

NOTE 9—SUBSEQUENT EVENTS

In May 2007, the remaining $0.1 million related to the profit sharing portion of the Test-Um Plan was transferred into the Plan.

In conjunction with the acquisition of Casabyte, Inc. by the Company in January 2007, the Company merged the Casabyte, Inc. 401 (k) Plan into the Plan in March 2007. The merger increased Plan assets by approximately $2.1 million.

In conjunction with the acquisition of Picolight, Inc. by the Company in May 2007, the Company intends to merge Picolight, Inc. 401 (k) Plan assets into the Plan. The merger is expected to be completed in September 2007.

The provisions of the Plan relating to service requirements to be eligible for the Safe Harbor Matching Contribution have been changed to reflect the following: all employees hired on or after January 1, 2007 must complete at least 180-day Period of Service to be eligible for the Safe Harbor Matching Contributions.

JDS UNIPHASE CORPORATION	EIN: 94-2579683
EMPLOYEE 401(k) RETIREMENT PLAN	PLAN #001
SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	T. Rowe Price Trust Company:
*	Stable Value Fund	Collective Trust Fund		$52,116,898
*	Equity Income Fund	Mutual Fund		30,731,578
*	Equity Index 500 Fund	Mutual Fund		34,695,602
*	Growth Stock Fund	Mutual Fund		38,989,228
*	Mid Cap Growth Fund	Mutual Fund		38,623,700
*	Media & Telecommunications Fund	Mutual Fund		6,572,976
	PIMCO Total Return Admin Fund	Mutual Fund		11,811,579
	Fidelity Diversified International Fund	Mutual Fund		40,894,274
	Fidelity Dividend Growth Fund	Mutual Fund		11,550,612
	Lord Abbet Small Cap Value Fund A	Mutual Fund		16,149,040
*	Retirement Income Fund	Mutual Fund		468,031
*	Retirement 2005 Fund	Mutual Fund		864,461
*	Retirement 2010 Fund	Mutual Fund		3,973,644
*	Retirement 2015 Fund	Mutual Fund		6,537,729
*	Retirement 2020 Fund	Mutual Fund		9,909,607
*	Retirement 2025 Fund	Mutual Fund		12,360,589
*	Retirement 2030 Fund	Mutual Fund		9,230,347
*	Retirement 2035 Fund	Mutual Fund		5,393,735
*	Retirement 2040 Fund	Mutual Fund		1,868,824
*	Retirement 2045 Fund	Mutual Fund		411,482
*	Participant loans	Interest rates ranging from 5% to 11.5%		3,472,438

			Total	$336,626,373

*	Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JDS UNIPHASE CORPORATION

Date: June 20, 2007	By	/s/ David Vellequette
David Vellequette
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Mohler, Nixon & Williams, Independent Registered Public Accounting Firm.